UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-08354

Thomson Reuters PLC
(Exact name of registrant as specified in its charter)

3 Times Square
New York, NY 10036
Telephone: (646) 223-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value 25 pence per share
American Depositary Shares, each representing six Ordinary Shares, nominal value 25 pence per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g−4(a)(1)   ☒
Rule 12g−4(a)(2)   ☐
Rule 12h−3(b)(1)(i)   ☐
Rule 12h−3(b)(1)(ii)   ☐
Rule 15d−6   ☐

Approximate number of holders of record as of the certification or notice date:

2 holders of Ordinary Shares
0 holders of American Depositary Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, Thomson Reuters PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THOMSON REUTERS PLC

	By:	/s/ Marc E. Gold
Name: Marc E. Gold
Date: September 10, 2009		Title: Assistant Secretary